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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   ___________

                           For the Month of March 2005
                        News Release dated March 22, 2005
                                  ____________

                         (Commission File. No 0-20390).
                                   ___________

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:      Form 20-F             40-F     x
                                                  -------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                 Yes:                No:   x
                     -------            -------


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                                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: April 14, 2005


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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


           ID BIOMEDICAL RECEIVES POSITIVE DATA FROM CLINICAL TESTING
                    OF ITS GROUP-COMMON PNEUMOCOCCAL VACCINE

       o COMPANY RECEIVES CLEARANCE TO MOVE TESTING OF VACCINE TO INFANTS


VANCOUVER, BC - MARCH 22, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has completed analysis of data obtained from several Phase 1 clinical studies of its Pneumococcal Group-Common Vaccine, PGCvax(TM), in adults, elderly and toddlers. PGCvax is being developed to prevent invasive diseases, including meningitis, caused by the bacteria STREPTOCOCCUS PNEUMONIAE (also known as the pneumococcus).

These studies enrolled over 300 subjects, who received the vaccine in a series of four different clinical trials conducted in young adults, the elderly, and toddlers in 2003 and 2004. The results demonstrated that PGCvax was well-tolerated and immunogenic in different age-groups. The 1-dose study in toddlers primarily addressed safety, but the trials in adults included a 2-dose regimen and yielded detailed immunogenicity data. Significant (greater than four-fold) antibody responses to the protein antigen in the vaccine were demonstrated in 92% of young adults and 85% of elderly (65 years and over) subjects receiving optimal doses of the vaccine, whereas no recipients of control products had such responses. Young adults and elderly persons had nearly identical 9.0-fold increases (95% confidence interval 6.7 to 12.1-fold) in their geometric mean antibody levels (p < 0.0001 by paired sample t-test for both groups). Importantly, human antibodies induced in the clinical studies were able to protect against lethal disease caused by pneumococci when transferred to animals, and also could be shown to bind to the surface of pneumococci. The induction of cell-surface-binding antibodies is a key finding, since such antibodies can attach to the outer surface of pneumococci, where they could interact with other components of the immune system to destroy the bacteria before they induce disease.

Based on these promising results, ID Biomedical has now received clearance from the Canadian regulatory authorities to initiate a Phase 1 study in infants, the major target population for this vaccine.



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                                                                              2.


The initial Canadian study of PGCvax in infants will enroll 75 infants. It will use a randomized, comparator-controlled, double-blind, dose-escalation design to evaluate the safety, local and systemic tolerance, and immunogenicity of PGCvax. Each child will receive four vaccine injections: at 2, 4 and 6 months of age and a booster dose at one year. ID Biomedical plans to begin enrollment this month. A similar protocol will be carried out in Israel in order to provide data in a population where pneumococcal carriage is acquired early in infancy; this trial is expected to begin later in the spring.

While pneumococcal vaccines exist, there is currently no vaccine available that can protect universally against all 90 serotypes. Available pneumococcal vaccines are strain- (serotype) specific and cover only a minority of the 90 pneumococcal serotypes. One polysaccharide vaccine available for high-risk adults and the elderly covers 23 different serotypes. Unfortunately, this vaccine is not reliably protective against pneumococcal pneumonia and also does not induce any significant antibody response in very young children, where the burden of disease is the highest. A polysaccharide conjugate vaccine was developed specifically for children under 5 years of age, and has been highly effective at preventing diseases caused by the seven serotypes that have been the most common disease-causing serotypes to date in young children. This vaccine has been widely used in the United States since its introduction in 2000. Recently, however, it has been observed that other serotypes not included in that vaccine have infected children immunized with this vaccine at a higher rate than non-vaccinated children, a phenomenon known as `serotype replacement'.

 "The emerging evidence for serotype replacement highlights the need for a new vaccine that is protective against all serotypes of pneumococci. Our candidate vaccine elicits antibodies that bind to the surface of pneumococci and that recognize strains from all 90 known serotypes. This lends support to the concept that PGCvax could protect against diseases caused by all known strains of pneumococcus. Also important is that STREPTOCOCCUS PNEUMONIAE is a major cause of serious illness and mortality worldwide, thereby leaving a clear unmet medical need that PGCvax has the potential to address," said Ronald W. Ellis, Ph.D., Senior Vice President, Development for ID Biomedical. "Like many important pathogens, pneumococci cause a significant morbidity and mortality at the extremes of the age spectrum. PGCvax offers potential advantages in both the very young and elderly populations, and our clinical development strategy will address needs in both groups," Dr. Ellis added.

Unlike existing pneumococcal vaccines, which are based on bacterial polysaccharides, PGCvax is a subunit vaccine based on two novel proteins found on the cell surface of pneumococci. These two proteins are found in strains from all 90 known pneumococcal serotypes, and the immune response to these proteins has been shown to be protective in preclinical models.


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                                                                              3.


ID Biomedical's development of innovative, protein-based vaccines, including PGCvax, is supported, in part, through a Technology Partnerships Canada (TPC) conditionally repayable investment of up to $80 million. "We are very proud to have Industry Canada's participation in this program. We are working jointly with the Canadian Government in many sectors, and we are very appreciative of their support. Such collaborations allow us to go one step further in becoming a leading vaccine company," said Anthony Holler, MD, Chief Executive Officer of ID Biomedical.

ABOUT STREPTOCOCCUS PNEUMONIAE

S. PNEUMONIAE is a leading cause of bacterial meningitis, sepsis, pneumonia, and otitis media in infants and young children, and of pneumonia and invasive diseases in the elderly and immunocompromised individuals. S. PNEUMONIAE is a major cause of morbidity and mortality worldwide. The burden of disease and mortality in children is significant. Invasive pneumococcal disease accounts for approximately 200 deaths annually in the United States in children less than 5 years of age. In this same group, over 700 cases of meningitis, 13,000 blood infections and over 5 million cases of otitis media were reported annually. Worldwide, approximately 1,800,000 deaths per year are caused by acute respiratory infections in children under 5 years old, and most of these are due to S. PNEUMONIAE.

The current market for pneumococcal vaccines exceeds US$1 billion per year, and is expected to continue to show strong growth during the coming decade.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
--------------------


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                                                                              4.


The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -

For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                    Michele Roy
(604) 431-9314                                 (450) 978-6313
dlinden@idbiomedical.com                       mroy@idbiomedical.com